                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13G


                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
              INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                  PURSUANT TO RULES 13d-1(b) AND (c) AND
               AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                           (Amendment No.     )*







                              DAN RIVER INC.
                      _______________________________
                             (Name of Issuer)






              Class A Common Stock, par value $.01 per share
                     ---------------------------------
                      (Title of Class of Securities)






                                235774 10 6
                     ---------------------------------
                              (CUSIP Number)






*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures as provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO. 235774 10 6
          ----------------

(1)       Names of Reporting Persons.
          I.R.S. Identification Nos. of Above Persons (entities only)

               Joseph L. Lanier, Jr.
          -----------------------------------------------------------------
(2)       Check the Appropriate Box if a Member of a Group       (A)  [   ]
                                                                 (B)  [ X ]
          -----------------------------------------------------------------
(3)       SEC Use Only
          -----------------------------------------------------------------
(4)       Citizenship or Place of Organization

               United States of America
          -----------------------------------------------------------------
(5)       Sole Voting Power

               2,473,020
          -----------------------------------------------------------------
(6)       Shared Voting Power

               0
          -----------------------------------------------------------------
(7)       Sole Dispositive Power

               848,380
          -----------------------------------------------------------------
(8)       Shared Dispositive Power

               0
          -----------------------------------------------------------------
(9)       Aggregate Amount Beneficially Owned by Each Reporting
          Person

               2,473,020
          -----------------------------------------------------------------
(10)      Check Box if the Aggregate Amount in Row 9 Excludes
          Certain Shares                                              [   ]
          -----------------------------------------------------------------
(11)      Percent of Class Represented by Amount in Row 9

               13.1%
          -----------------------------------------------------------------
(12)      Type of Reporting Person

               IN
          -----------------------------------------------------------------

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                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               Schedule 13G

                 Under the Securities Exchange Act of 1934

Item 1(a).     Name of Issuer:
                    Dan River Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:
                    2291 Memorial Drive
                    Danville, Virginia 24541

Item 2(a).     Name of Person Filing:
                    Joseph L. Lanier, Jr.

Item 2(b).     Address of Principal Business Office or, If None, Residence:
                    2291 Memorial Drive
                    Danville, Virginia 24541

Item 2(c).     Citizenship:
                    United States of America

Item 2(d).     Title of Class of Securities:
                    Class A Common Stock, par value $.01 per share

Item 2(e).     CUSIP Number:
                    235774 10 6(2)

Item 3.        Statement Pursuant to Rules 13d-1(b) or 13d-2(b):
                    Not Applicable.

Item 4.        Ownership:

               (a)  Amount Beneficially Owned:         2,473,020 Shares

               Note: Includes 2,062,070 shares of the Company's Class B Common Stock, par value $.01 per share ("Class B Common Stock"), which are not registered pursuant to Section 12(b) of the Act, but which are convertible, subject to certain conditions, into a like number of shares of the Company's Class A Common Stock, par value $.01 per share ("Class A Common Stock"), CUSIP No. 235774 10 6, which is registered pursuant to Section 12(b) of the Act. The Class B Common Stock is entitled to 4.39 votes per share whereas the Class A Common Stock is entitled to one vote per share. Of the 2,062,070 outstanding shares of Class B Common Stock, 1,213,690 shares are owned by certain members of Mr. Lanier's family and other members of the Company's senior management and their families. Mr. Lanier is entitled to vote these shares pursuant to the terms of a Voting Agreement dated November 20, 1997 as amended December 16, 1997 (the "Voting Agreement"). Mr. Lanier disclaims beneficial ownership as to these shares.
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                         Also includes 410,950 shares of Class A Common
                         Stock which Mr. Lanier is contractually obligated to surrender to the Company upon exercise of certain options held by certain of the Company's managers and employees. Mr. Lanier also disclaims beneficial ownership of these shares.

               (b)  Percent of Class:                       13.1%

               Note:     This percentage assumes conver-
                         sion of all outstanding shares of
                         Class B Common Stock into Class A
                         Common Stock on a share for share
                         basis.  The Class B Common Stock
                         represents approximately 35% of
                         the aggregate voting power of
                         the Company's Common Stock.

               (c)  Number of shares as to which
                    such person has:

                    (i)  sole power to vote or
                         direct to vote:                    2,473,020

                         (See "Note" in Item 4. (a)
                         above.)

                    (ii) shared power to vote or
                         direct the vote                    0

                    (iii) sole power to dispose or
                          direct the disposition of:        848,380

                    (iv) shared power to dispose or
                         direct the disposition of:         0

Item 5.   Ownership of Five Percent or Less of a Class:

          Not Applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:

          Included in the shares beneficially owned by Mr. Lanier as listed under Item 4.(a) and Item 4.(c)(i) are shares beneficially owned by certain members of the senior management of the Company and their families who are parties to the Voting Agreement whereby Mr. Lanier has the right to vote all 1,213,690 shares of Class B Common Stock owned by them. None of these individuals beneficially owns more than five percent of the outstanding Common Stock of the Company. Also included are 410,950 shares of Class A Common Stock which Mr. Lanier is contractually obligated to surrender to the Company upon exercise of certain stock options held by Company managers and employees. See "Note" in Item 4.(a) above.

Item. 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding
          Company:

          Not Applicable.
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Item 8.   Identification and Classification of Members of the Group:

          Not Applicable.

Item 9.   Notice of Dissolution of the Group:

          Not Applicable.

Item 10.  Certification:

          Not Applicable.


                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   DAN RIVER INC.
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Date:  February 4, 1998             /s/  Joseph L. Lanier, Jr.
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